Thomas J. Ridings
Chief Accounting Officer
TEL +1-212-492-8972
FAX +1-212-492-8922
tridings@wpcarey.com
September 26, 2011
Mr. Howard Efron
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C 20549-0405

Re:	W. P. Carey & Co. LLC Form 10-K for the year ended December 31, 2010 Filed February 25, 2011 File No. 1-13779
Dear Mr. Efron:
Thank you for taking the time today to continue our conversation regarding our letter to the staff of the Division of Corporation Finance dated August 22, 2011. During our call today, we discussed revising our disclosure in our future filings for joint ventures where we have recorded our investment in real estate below zero. In light of our conversation, we intend to include the disclosure set forth below in our future filings, where applicable:
“We intend to fund our share of the ventures’ future operating deficits should the need arise. However, we have no legal obligation to pay for any of the liabilities of the ventures nor do we have any legal obligation to fund operating deficits.”
If you have any questions regarding our response, please contact me at 212-492-8972.

Sincerely,
/s/ Thomas J. Ridings
Thomas J. Ridings
Chief Accounting Officer